PIMCO Flexible Real Estate Income Fund

Supplement dated September 18, 2024 to the PIMCO Flexible Real Estate Income Fund (the “Fund”) Prospectus dated August 22, 2024, as supplemented from time to time (the “Prospectus”)

Effective immediately, the Fund’s portfolio is jointly and primarily managed by an investment committee, which includes Dan Ivascyn, Russ Gannaway, Seray Incoglu, Matt Tuten and Peggy DaSilva. Accordingly, effective immediately, the paragraph in the “Management of the Fund—Portfolio Managers” section of the Fund’s Fund Summary in the Prospectus is deleted and replaced with the following:

The Fund’s portfolio is managed by an investment committee. Voting members of the investment committee include five permanent members, as set forth below, and a sixth rotating member. To approve an investment, investment committee votes require a: (i) quorum of at least three investment committee members voting on the investment; (ii) majority vote from the quorum of the investment committee members that vote; and (iii) approval from Mr. Dan Ivascyn (which approval right may be waived by Mr. Ivascyn) and Mr. Russ Gannaway (however, in the event that Mr. Ivascyn is unable to vote, he may delegate his vote to Mr. Gannaway, and in the event Mr. Gannaway is unable to vote, he may delegate his vote to Mr. Ivascyn).

In addition, effective immediately, disclosure concerning the Funds’ portfolio managers in the table in the “Management of the Funds—Portfolio Managers” section of the Prospectus is deleted and replaced with the following:

Portfolio Manager	Since	Recent Professional Experience
Dan Ivascyn	Since Inception

Group Chief Investment Officer and Managing Director, PIMCO. Mr. Ivascyn is the Executive Chair of the Fund’s Investment Committee. Mr. Ivascyn is lead portfolio manager for the firm’s income strategies and credit hedge fund and mortgage opportunistic strategies. He is a member of PIMCO’s Executive Committee and a member of the Investment Committee. Morningstar named him Fixed Income Fund Manager of the Year (U.S.) for 2013, and he was inducted into the Fixed Income Analysts Society Hall of Fame in 2019. Prior to joining PIMCO in 1998, he worked at Bear Stearns in the asset-backed securities group, as well as T. Rowe Price and Fidelity Investments. He has 31 years of investment experience and holds an MBA in analytic finance from the University of Chicago Graduate School of Business and a bachelor’s degree in economics from Occidental College.

Russ Gannaway	Since Inception

Managing Director, PIMCO. Mr. Gannaway is a voting member of the Fund’s Investment Committee. Mr. Gannaway is a senior member of the Tactical Opportunities portfolio management team and a member of various investment committees across PIMCO’s alternative credit and private strategies platform. Prior to joining PIMCO in 2009, he served as an associate with JER Partners in New York. He has specialized in commercial real estate and commercial mortgage-backed securities (CMBS), including mezzanine loans, B notes and CMBS B pieces. He has 18 years of investment experience and holds an undergraduate degree in business administration from the University of Georgia.

Portfolio Manager	Since	Recent Professional Experience
Seray Incoglu	Since June 2024

Executive Vice President, PIMCO. Ms. Incoglu is a voting member of the Fund’s Investment Committee. Ms. Incoglu is a portfolio manager focusing on commercial real estate debt investments. Prior to joining PIMCO in 2020, she spent 15 years at Wells Fargo Bank within the commercial real estate division, most recently as a team lead in New York responsible for originating, structuring, and managing bridge and construction loans. Previously, Ms. Incoglu managed the special situations group in New York. She has 18 years of investment experience and holds an undergraduate degree from George Mason University.

Matt Tuten	Since May 2024

Executive Vice President, PIMCO. Mr. Tuten is a voting member of the Fund’s Investment Committee. Mr. Tuten is a portfolio manager focusing on commercial mortgage-backed securities (CMBS) and commercial real estate (CRE) investments. Prior to joining PIMCO in 2019, he spent four years managing the CMBS and CRE debt portfolio within the structured products group at Och-Ziff Capital Management in New York. Previously, he spent two years as a CMBS trader at Prosiris Capital Management, after completing the two-year analyst program at RBS in the debt origination group and trading desk. He has 14 years of investment experience and holds a bachelor of science in economics degree from the Wharton School at the University of Pennsylvania.

Peggy DaSilva*	Since Inception

Head Asset Management, PIMCO Prime Real Estate.* Ms. DaSilva is a voting member of the Fund’s Investment Committee. Ms. DaSilva is responsible for actively managing the US portfolio of equity investments. Before joining Allianz, Peggy was Managing Director at Canyon Partners Real Estate. Prior to this, Peggy was a Managing Director with the U.S. Managed Accounts Group of CBRE Global Investors. Peggy also has served a Senior Vice President and Managing Director at The Rockefeller. Peggy held previous senior positions with Deutsche Bank USA, Bankers Trust Company, Citicorp Securities, and Chemical Bank, where she also worked in their Tokyo office. Ms. DaSilva has 25 years of investment experience and graduated cum laude from Wellesley College and earned an MBA in finance from Columbia Business School.

*

Dual personnel of PIMCO Prime Real Estate and PIMCO who provides services to the fund on behalf of PIMCO. PIMCO Prime Real Estate is a PIMCO company, comprising Allianz Real Estate GmbH and PIMCO Prime Real Estate and their subsidiaries and affiliates. On October 1, 2020, PIMCO and Allianz completed the transition of the ownership, management and oversight of PIMCO Prime Real Estate to PIMCO such that PIMCO Prime Real Estate is now a wholly-owned subsidiary of PIMCO LLC, and Allianz Real Estate GmbH is a wholly-owned subsidiary of PIMCO Europe GmbH, an affiliate of PIMCO LLC.

Investors Should Retain This Supplement for Future Reference

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PIMCO Flexible Real Estate Income Fund

Supplement dated September 18, 2024 to the Statement of Additional Information

dated August 22, 2024, as supplemented from time to time (the “SAI”)

Disclosure Related to the PIMCO Flexible Real Estate Income Fund (the “Fund”)

Effective immediately, the Fund’s portfolio is jointly and primarily managed by an investment committee, which includes Dan Ivascyn, Russ Gannaway, Seray Incoglu, Matt Tuten and Peggy DaSilva.

Accordingly, effective immediately, corresponding changes are made in the table and accompanying footnotes in the subsection titled “Portfolio Managers—Other Accounts Managed” in the SAI.

In addition, effective immediately, the last sentence of the paragraph immediately preceding the above-mentioned table is deleted and replaced with the following:

Effective September 18, 2024, the Fund is jointly and primarily managed by an investment committee, which includes Dan Ivascyn, Russ Gannaway, Seray Incoglu, Matt Tuten and Peggy DaSilva.

In addition, effective immediately, corresponding changes are made in the table in the subsection titled “Portfolio Managers—Securities Ownership” in the SAI.

Investors Should Retain This Supplement for Future Reference

PIF0005_SUPP2_091824